Free Writing Prospectus (To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 December 11, 2007

$ Buffered Return Enhanced Notes due January 6, 2009 Linked to the Dow Jones EURO STOXX 50® Index Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek a return of two times the appreciation of the Dow Jones EURO STOXX 50® Index up to a maximum total return on the Notes of 15.40% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing January 6, 2009†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about December 14, 2007 and are expected to issue on or about December 19, 2007.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Dow Jones EURO STOXX 50® Index (the “Index”) (Bloomberg ticker symbol “SX5E <Index>”)

Upside Leverage Factor:	2

Maximum Return:	The actual maximum return on the Notes will be set on the pricing date and will not be less than 15.40%.

Payment at Maturity:

If the final level is greater than the initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the index return multiplied by two, subject to a maximum return on the Notes of 15.40%. For example, if the index return is 7.70% or more, you will receive the maximum return on the Note of 15.40%, which entitles you to the maximum payment of $1,154.00 for every $1,000 principal amount Note that you hold. Accordingly, if the index return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Index Return x 2)]

Your principal is protected against up to a 10% decline of the Index at maturity. If the final level declines from the initial level by up to 10%, you will receive the principal amount of your Notes at maturity.

If the final level declines from the initial level by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Index Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the final level declines from the initial level by more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	, the Index closing level on the pricing date.

Final Level:	The arithmetic average of the Index closing levels on each of the five averaging dates.

Averaging Dates:	December 23, 2008†, December 24, 2008†, December 29, 2008†, December 30, 2008† and December 31, 2008† (the “final averaging date”)

Maturity Date:	January 6, 2009†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738G 4C1 and US06738G4C17

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission		Proceeds to Barclays Bank PLC
Per Note	100%		%		%
Total	$	$		$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately                 %, is                 %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 4,465.52 and a maximum return on the Notes of 15.40%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
6,921.56	55.00%	$1,154.00	15.40%
6,475.00	45.00%	$1,154.00	15.40%
6,028.45	35.00%	$1,154.00	15.40%
5,581.90	25.00%	$1,154.00	15.40%
5,135.35	15.00%	$1,154.00	15.40%
5,023.71	12.50%	$1,154.00	15.40%
4,912.07	10.00%	$1,154.00	15.40%
4,800.43	7.50%	$1,150.00	15.00%
4,688.80	5.00%	$1,100.00	10.00%
4,577.16	2.50%	$1,050.00	5.00%
4,465.52	0.00%	$1,000.00	0.00%
4,242.24	-5.00%	$1,000.00	0.00%
4,018.97	-10.00%	$1,000.00	0.00%
3,572.42	-20.00%	$888.89	-11.11%
3,125.86	-30.00%	$777.78	-22.22%
2,679.31	-40.00%	$666.67	-33.33%
2,232.76	-50.00%	$555.56	-44.44%
1,786.21	-60.00%	$444.45	-55.56%
1,339.66	-70.00%	$333.33	-66.67%
893.10	-80.00%	$222.22	-77.78%
446.55	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 4,465.52 to a final level of 4,688.80. Because the final level of 4,688.80 is greater than the initial level of 4,465.52 and the index return of 5.00% multiplied by 2 does not exceed the hypothetical maximum return of 15.40%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100.00

Example 2: The level of the Index decreases from the initial level of 4,465.52 to a final level of 4,242.24. Because the final level of 4,242.24 is less than the initial level of 4,465.52 by not more than the buffer percentage of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index increases from an initial level of 4,465.52 to a final level of 5,135.35. Because the index return of 15.00% multiplied by 2 exceeds the hypothetical maximum return of 15.40%, the investor receives a payment at maturity of $1,154.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The level of the Index decreases from the initial level of 4,465.52 to a final level of 3,572.42. Because the final level of 3,572.42 is less than the initial level of 4,465.52 by more than the buffer percentage of 10%, the index return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

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Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive index return by two, up to the maximum return on the Notes of 15.40%, or $1,154.00 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the pricing date and will not be less than 15.40%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final level, as compared to the initial level, of up to 10%. If the final level declines by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the Index declines beyond 10%.

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Diversification Among European Equities of the Dow Jones EURO STOXX 50® Index—The Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Index, see the information set forth under “Equity Indices—Dow Jones EURO STOXX 50® Index” in the index supplement.

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are

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seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. We intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

This free writing prospectus has not been reviewed by our special tax counsel, Sullivan & Cromwell LLP, and the sale of the Notes to you is subject to delivery by them of an opinion to the effect that our intended treatment of the Notes is reasonable. If our special tax counsel is unable to deliver this opinion, the offering of the Notes will be terminated.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement.

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Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final level beyond the 10% buffer percentage as compared to the initial level.

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Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which will be set on the pricing date and will not be less than 15.40%.

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No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. On December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the dollar and the Euro; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Offering of the Notes May Be Terminated—The sale of the Notes is subject to delivery by our special tax counsel of an opinion regarding the tax treatment of the Notes as described under “Selected Purchase Considerations—Certain U.S. Federal Income Tax Considerations” above. If our special tax counsel is unable to deliver this opinion, the offering of the Notes may be terminated.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through December 10, 2007. The Index closing level on December 10, 2007 was 4,465.52.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10 per $1,000 principal amount Note.

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